Exhibit 21.1
Catapult Communications Corporation
List of Subsidiaries
Catapult Communications Limited
a U.K. corporation
Catapult Communications K.K.
a Japanese corporation
Catapult Communications International Limited
an Irish corporation
Catapult Communications (China) Co. Limited
a Chinese corporation
Catapult Communications Bangalore Private Limited
an Indian corporation
Catapult Communications, Applications Development, Inc.
a Philippines corporation